UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CRESCENT POINT ENERGY CORP.

(Name of Issuer)

Common Shares1

(Title of Class of Securities)

22576C101

(CUSIP Number)

April 1, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

These securities are traded in the U.S. and Canada. Their title in the U.S. is “common shares” and in Canada is “ordinary shares.” The title reported in this Schedule 13G is the title used in the U.S. as listed on the New York Stock Exchange, Inc. (the “NYSE”).

SCHEDULE 13G

CUSIP No. 22576C101

1	Names of Reporting Persons Royal Dutch Shell plc
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 50,000,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 50,000,000
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.6%[2]
12	Type of Reporting Person (See Instructions) OO

[2]

In computing the percentage ownership, the reporting person has assumed that there are 580,035,922 common shares outstanding, comprising 530,035,922 common shares outstanding as reported by the Issuer on its Annual Report on Form 40-F, filed with the SEC on February 24, 2021, and 50,000,000 common shares newly issued to the reporting person and reported herein.

Item 1.

(a)	Name of Issuer:

Crescent Point Energy Corp. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Suite 2000, 585-8th Avenue S.W., Calgary Alberta T2P 1G1.

Item 2.

(a)	Name of Person Filing:

Royal Dutch Shell plc (“Shell”).

(b)	Address of Principal Business Office or, if None, Residence:

Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.

(c)	Citizenship:

Shell is a public limited company, organized in England and Wales.

(d)	Title and Class of Securities:

Common Shares

(e)	CUSIP No.:

22576C101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 50,000,000

(b)	Percent of Class: 8.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 50,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 50,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See Exhibit 99.1

Item 8.	Identification and classification of members of the group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2021

By:	/s/ Jessica Uhl
Name: Jessica Uhl Title: Chief Financial Officer

Signature Page to Schedule 13G